Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

July 3, 2021

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sir/Madam,

Sub: Newspaper advertisement.

Please find enclosed copies of newspaper advertisement regarding notice of 37th annual general meeting of the company and e-voting information as published in Business Standard and Nava Telangana on July 3, 2021.

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl : as above

CC:

New York Stock Exchange Inc.

NSE IFSC Limited

National Securities Depositories Limited (NSDL)

Dr.Reddy's

NOTICE OF AGM AND E-VOTING INFORMATION

NOTICE is hereby given that the 37th annual general meeting (AGM) of Dr. Reddy's Laboratories Limited ('the Company') is scheduled to be held on Wednesday, July 28, 2021 at 9.00 AM (IST) through Video Conferencing (VC)/Other Audio Visual Means (OAVM) in compliance with the provisions of the Companies Act, 2013 ('the Act'), and Rules made thereunder, SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ('Listing Regulations') read with General Circular Numbers 14/2020, 17/2020, 20/2020 and 02/2021 dated April 8, 2020, April 13, 2020, May 5, 2020 and January 13, 2021 respectively, issued by the Ministry of Corporate Affairs (MCA) and Circular Numbers SEBI/HO/CFD/CMD1/CIR/P/2020/79 and SEBI/HO/CFD/CMD2/CIR/P/2021/11 dated May 12, 2020 and January 15, 2021 respectively, issued by the Securities and Exchange Board of India (collectively referred to as 'the Circulars'), to transact the business as set forth in the notice of AGM.

In accordance with the aforesaid Circulars, the notice of AGM and annual report for the financial year 2020-21, has been sent to all the members whose e-mail addresses are registered with the company/ depository participant(s). The annual report along with the notice of AGM is also available on the company's website www.drreddys.com, website of the NSDL www.evoting.nsdl.com and on the website of stock exchanges www.bseindia.com and www.nseindia.com

Pursuant to the provisions of Section 108 of the Companies Act, 2013, Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended from time to time, and Regulation 44 of the Listing Regulations, the company is pleased to provide e-voting facility to members to cast their vote on all the resolutions set forth in the notice convening the 37th AGM. The members may cast their vote electronically through electronic voting system (remote e-voting) of National Securities Depository Limited (NSDL).

All members are informed that:

1. The Ordinary and the Special Business as stated in the notice of 37th AGM shall be transacted through voting by electronic means;
2. The remote e-voting shall commence on Saturday, July 24, 2021 at 9.00 AM (IST) and ends on Tuesday, July 27, 2021 at 5.00 PM (IST);
3. The cut-off date for determining the eligibility to vote by remote e-voting or by e-voting system at the AGM is Tuesday, July 20, 2021;
4. Any person, who acquires shares of the company and becomes a member of the company after despatch of the notice of AGM and holds shares as on the cut-off date i.e. Tuesday, July 20, 2021, may obtain the login ID and password by sending a request at evoting@nsdl.co.in. However, if a person is already registered with NSDL for e-voting, then his existing user ID and password can be used for casting vote. A member can also use the OTP (One Time Password) based login for casting the votes on the NSDL e-voting system; and
5. Members may note that:-
   a) The remote e-voting module will be disabled by NSDL after the above mentioned date and time for voting and the remote e-voting will not be allowed beyond the specified period;
   b) Once the vote on a resolution is cast by the members, they will not be allowed to change it subsequently;
   c) The facility of e-voting system shall also be made available during the AGM on Wednesday, July 28, 2021. Those members present at the AGM through VC/OAVM, who have not cast their vote by remote e-voting and are otherwise not debarred from doing so, shall be eligible to vote through the e-voting system during the AGM on Wednesday, July 28, 2021;
   d) The members who have cast their vote by remote e-voting prior to the AGM, may attend the AGM but will not be entitled to cast their vote again; and
   e) A person whose name is recorded in the register of members or in the register of beneficial owners maintained by the depositories as on the cut-off date will be entitled to avail the facility of remote e-voting or e-voting system during the AGM on July 28, 2021.

The procedure for remote e-voting by members holding shares in demat mode, physical mode and/or for members who have not registered their e-mail addresses, is provided in the notice of AGM. The details are also available on the website of the company at www.drreddys.com.

To receive the soft copies of notice of AGM along with the annual report for the financial year 2020-21, instructions for remote e-voting and instructions for participating in the AGM, members who have not yet registered or updated their e-mail addresses are requested to register their e-mail address on www.drreddys.com/investors/investor-services/shareholder-information or with their depository participant or send their consent at shares@drreddys.com along with their folio no./DP id client id and valid e-mail address for registration.

The company has appointed Mr. G. Raghu Babu, Partner, M/s. R & A Associates, Company Secretary in Practice, Hyderabad (Membership no. F4448 & Certificate of Practice no. 2820) as the Scrutinizer to scrutinize the remote e-voting prior to the AGM and e-voting process during the AGM in a fair and transparent manner.

For detailed instructions pertaining to e-voting, members may please refer to the section 'Instructions for E-voting' in notice of the AGM. In case of queries or grievances pertaining to e-voting procedure, members may refer the Frequently Asked Questions (FAQs) for members and e-voting user manual for members available at the 'Downloads' section of www.evoting.nsdl.com or may contact Mr. Amit Vishal, Senior Manager or Ms. Pallavi Mhatre, Manager, National Securities Depository Limited, Trade World, 'A' Wing, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai-400013, at the designated e-mail addresses: evoting@nsdl.co.in or amitv@nsdl.co.in or pallavid@nsdl.co.in or at telephone nos. 022-24994360 or 022-24994545 or toll free no: 1800-1020-990/1800-224-430 who will also address the queries or grievances connected with the voting by electronic means and provide technical assistance for AGM participation. Members may also write to the Company Secretary at shares@drreddys.com

For Dr. Reddy's Laboratories Ltd.
Sandeep Poddar
Company Secretary

Date : July 2, 2021
Place : Hyderabad

Dr. REDDY'S LABORATORIES LIMITED

Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034
CIN: L85195TG1984PLC004507, Tel. 91 40 4900 2900, Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com

BUSINESS STANDARD - JULY 3, 2021